

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

28 May 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finan
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 28 May 2003, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interest in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-030528

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder	Shares held
Chase Nominees Limited	3,152,200
State Street Bank & Trust Company	5,494,300
State Street Nominees Limited	150,700
Mellon Bank	517,228
MSCO	750,000
State Street Bank & Trust	1,112,000
Chase Manhattan Bank London	2,366,010
HSBC	375,000
Chase Nominees Limited	1,989,800
Northern Trust	458,900
Brown Brothers Harriman Ltd, LUX	546,183
Chase Nominees Ltd	3,253,734
Bank of New York London	744,612
Northern Trust	842,800
Nortrust Nominees Ltd	953,300
Total	22,706,767

The following shares are from the assumed conversion of 9,791,896 convertible securities

Registered holder	
Mellon Bank	40,382
Brown Brothers Harriman Ltd LUX	93,228

HSBC Client Holdings Nominee (UK) Limited	2,029,347
Chase Manhattan Bank London	47,404
Total	2,210,361

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not supplied

11. Date company informed

27 May 2003

12. Total holding following this notification

22,706,767

13. Total percentage holding of issued class following this notification

4.59%

14. Any additional information

15. Name of contact and telephone number for queries

Michael Vaux, Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Michael Vaux, Assistant Company Secretary 

Date of notification

28 May 2003

Grp Sec 15/08/0501/0008/[illegible] 28.05.03.doc



28 MAY 2003

May 27, 2003

MyTravel Group PLC
Parkway One
Parkway Business Centre
300 Princess Rd
Manchester M14 7 QU
United Kingdom

FAX: 011-44-1-61-23-26-524

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Julie Finocchio at (617) 563-7883 or by FAX at (617) 476-0363.

Kindest regards,

Julie Finocchio
Compliance Specialist

Fidelity Management & Research Company
82 Devonshire Street
Boston, MA 02109-3614
Phone: 617 563-7000


Fidelity Investments

Amendment #1

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: MyTravel Group Plc.

2. Notifiable Interest: Ordinary Shares + Convertibles

   (A) FMR Corp.
   82 Devonshire Street
   Boston, MA 02109

   Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

   (B) Fidelity International Limited (FIL)
   P.O. Box HM 670
   Hamilton HMCX, Bermuda

   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

   Mr. Edward C. Johnson 3d
   82 Devonshire Street
   Boston, MA 02109

   A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.


Fidelity Investments

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Fidelity Management & Research Company
82 Devonshire Street Boston, MA 02109-3614
Phone: 617 563-7000

Schedule A

Amendment # 1

Security: Mytravel Group Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	3,152,200	FMRCO	Chase Nominees Limited
	5,494,300	FMRCO	State Street Bank & Trust Company
	150,700	FMRCO	State Street Nominees Limited
	517,228	FMRCO	Mellon Bank
	750,000	FMTC	MSCO
	1,112,000	FMTC	State Street Bank & Trust
	2,366,010	FISL	Chase Manhattan Bank London
	375,000	FPM	HSBC
	1,989,800	FPM	Chase Nominees Ltd
	458,900	FPM	Northern Trust
	546,183	FIL	Brown Brothers Harriman Ltd. LUX
	3,253,734	FIL	Chase Nominees Ltd
	744,612	FIL	Bank of New York London
	842,800	FIL	Northern Trust
	953,300	FIL	Nortrust Nominees Ltd

The following shares are from the assumed conversion of 9,791,896 convertible securities

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
	40,382	FMRCO	Mellon Bank
	93,228	FIL	Brown Brothers Harriman Ltd. LUX
	2,029,347	FIL	HSBC Client Holdings Nominee (UK) Limited
	47,404	FIL	Chase Manhattan Bank London

Total Ordinary Shares+Convertibles	24,917,128
Current ownership percentage:	5.05%
Shares in issue:	493,410,364
Change in holdings since last filing:	+4,667,071 ordinary shares